SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MEDIACO HOLDING, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

58450D104

(CUSIP Number)

J. Scott Enright

Emmis Corporation

One Emmis Plaza

40 Monument Circle, Suite 700

Indianapolis, Indiana  46204

(317) 266-0100

(Name, Address and Telephone Number of

Person Authorized to Receive Notices and Communications)

December 19, 2022

(Date of Event Which Requires

Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e) 240.13d-1(f) or 240.13d-1(g), check the following box:[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liability of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons:

Emmis Corporation

(2)	Check the Appropriate Box if a Member of a Group

(a)[  ]

(b)[  ]

(3)	SEC Use Only

(4)	Source of Funds (see instructions):

SC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

(6)	Citizenship or Place of Organization:

Indiana

	(7) Sole Voting Power:	0
Number of Shares	(8) Shared Voting Power:	5,344,080
Beneficially Owned by	(9) Sole Dispositive Power:	0
Each Reporting Person with	(10) Shared Dispositive Power:	5,344,080

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

5,344,080

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

(13)	Percent of Class Represented by Amount in Row 11:

24.5%

(14)	Type of Reporting Person (See Instructions):

CO

(1)	Name of Reporting Persons:

Jeffrey H. Smulyan

(2)	Check the Appropriate Box if a Member of a Group

(a)[  ]

(b)[  ]

(3)	SEC Use Only

(4)	Source of Funds (see instructions):

SC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]

(6)	Citizenship or Place of Organization:

United States

	(7) Sole Voting Power:	0
Number of Shares	(8) Shared Voting Power:	5,344,080
Beneficially Owned by	(9) Sole Dispositive Power:	0
Each Reporting Person with	(10) Shared Dispositive Power:	5,344,080

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:

5,344,080

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

(13)	Percent of Class Represented by Amount in Row 11:

24.5%

(14)	Type of Reporting Person (See Instructions):

IN

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D (the “Amendment”) relates to Class A Common Stock (“Class A Common Stock”) of Mediaco Holding Inc., an Indiana corporation (the “Issuer” or the “Company”).  This Amendment is being filed to amend the Schedule 13D that was originally filed on June 5, 2020.  Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the prior Reports on Schedule 13D referred to in this paragraph.

Effective August 8, 2022, Emmis Communications Corporation changed its name to Emmis Corporation.

This Amendment is being filed to amend Items 4 and 5 of the Schedule 13D.

Item 4.  Purpose of Transaction

In November 2019, Emmis received an unsecured convertible promissory note, payable to Emmis by the Company, in the original principal amount of $5,000,000 (the “Convertible Note”).  The Convertible Note became convertible, as of May 25, 2020, into such number of shares of Class A Common Stock as is determined by dividing: (i) the outstanding principal and any accrued but unpaid interest under the Convertible Note by (ii) the average volume-weighted average prices of the Class A Common Stock for the last 30 trading days prior to the date of determination, determined as of the fifth business day after the date on which notice of conversion is given.  Shares of Class A Common Stock issuable upon conversion of the Convertible Note were first deemed beneficially owned by the Reporting Persons for purposes of Schedule 13D on March 26, 2020.

As of December 19, 2022, the amount of unpaid principal and accrued but unpaid interest under the Convertible Note was $6,950,350.43 and the Convertible Note would have been convertible into 5,588,446 shares of Class A Common Stock under the formula described above, and Emmis did convert $1 million of the Convertible Note into 804,073 shares of Class A Common Stock.

In November 2019, the Company entered into a Management Agreement with Emmis pursuant to which Emmis provided management services for the Company.  The Management Agreement pursuant to which Emmis provided management services to the Company expired by its term on December 31, 2021.  However, Emmis has the right under the Convertible Note to recommend three directors for election to the Company’s board of directors, and three directors recommended by Emmis currently serve on the Company’s board of directors as representatives of Emmis.  From time to time, such directors may engage in discussions with the Company’s Board of Directors and/or members of the Company’s management team concerning, without limitation, potential business combinations and strategic alternatives, the business, operations, capital structure, governance, management, strategy of the Company and other matters concerning the Company.  Other than in connection with the service of these representatives on the Company’s Board of Directors, the Reporting Persons have no purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) and (b)  See Items 7-13 of the cover pages and Item 2 of this Schedule 13D.

(c)  On November 25, 2019, in addition to the Convertible Note, the Company issued 1,666,667 shares of its Class A Common Stock to Emmis as partial consideration for the transfer of the Stations and the related assets and liabilities to the Company.  On January 17, 2020, Emmis distributed all Class A Common Stock owned of record by Emmis pro rata to Emmis’ shareholders, making the Company a publicly traded company listed on the Nasdaq Capital Market. As part of this distribution, Mr. Smulyan received 158,428 shares of Class A Common Stock, and his account in the Emmis 401K plan was credited with an additional 333 shares.  Mr. Smulyan no longer beneficially owns these shares.  Also, as described above, the Convertible Note became first convertible into Class A Common Stock on May 25, 2020.

On December 19, 2022, Emmis converted $1 million of the outstanding principal and interest under the Convertible Note into 804,073 shares of Class A Common Stock.

On December 13, 2022, Emmis entered into a 10b5-1 plan pursuant to which it intends to make regular sales on the public market of the Class A Common Stock received from its conversion of the Convertible Note.  Such sales have occurred as follows:

Sale Date	Price Per Share	Shares of Class A Common Stock Sold
December 21, 2022	$1.32	255,543

The Reporting Persons did not engage in any other transactions in securities of the Company during the sixty day period prior to the filing of this Schedule 13D.

The percentages reported herein are based on a statement in the Company Quarterly Report on Form 10-Q that, as of November 7, 2022, there were 16,232,206 shares of the Company’s Class A Common Stock outstanding.

(d)  Not applicable.

(e)  Not applicable.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2022	EMMIS CORPORATION

	By:	/s/ J. Scott Enright
J. Scott Enright
Executive Vice President and General Counsel

/s/ Jeffrey H. Smulyan
Jeffrey H. Smulyan